Consent to Independent Auditors


To the Stockholders and Board of Directors
USMX, INC.:

     We consent to incorporation by reference in the registration statements (No. 33-16194, 33-16195, 33-38855, 33-49392, 33-68882 and 33-63599) on Form S-8
and registration statement (No. 333-03561) on Form S-3 of USMX, INC. of our report dated March 11, 1997 relating to the consolidated statements of financial position of USMX, INC. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 10-KA of USMX, INC.

     Our report contains an explanatory paragraph that states that the Company has incurred cost overruns associated with the construction of the Illinois Creek Mine, has cash flow deficits from operations and currently has no mines in operation. At December 31, 1996, the Company has an accumulated deficit of $3,065,000, a working capital deficit of approximately $27,132,000 and is not in compliance with certain covenants of its long term debt agreements. In addition, significant additional funds will be required to bring the Company's Illinois Creek Mine into production. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.


                                                      KPMG Peat Marwick LLP

Denver, Colorado
May 5, 1997